RICHARD GOLDBERGER
Senior Director and Counsel
[ AXA EQUITABLE - LOGO ]	(201) 743-7174
Fax (212) 314-3959

LAW DEPARTMENT

March 24, 2016

VIA EDGAR
Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: AXA Equitable Life Insurance Company

       Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-209659)

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), AXA Equitable Life Insurance Company (the “Registrant”) respectfully requests the withdrawal of the Registration Statement on Form S-3 (File No. 333-209659), together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on February 23, 2016, was to register additional interests in the Structured Investment Option available under the Structured Capital Strategies and certain EQUI – VEST variable annuity contracts offered by the Registrant.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement.

The Registrant is requesting the withdrawal of the Registration Statement because it was inadvertently filed without the requisite statement indicating that the Registration Statement also serves as a post-effective amendment to File No. 333-203541 pursuant to Rule 429 of the Securities Act. A revised Registration Statement containing this statement (File No. 333-210303) was filed on March 21, 2016 and became effective on March 22, 2016.

If you have any questions regarding this letter, please contact the undersigned at (201) 743-7174.

Very truly yours,

/s/ Richard Goldberger

Richard Goldberger

AXA EQUITABLE LIFE INSURANCE COMPANY

1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104